                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 8) (1)

                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTICAL CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Richard D. Waters, Jr.
                          c/o J.P. Morgan Partners, LLC
                     1221 Avenue of the Americas, 40th Floor
                               New York, NY 10020
                                 (212) 899-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 9 Pages)


--------------------------------

1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------- ----------------- ---------------------------
  CUSIP No.  45256B101                    13D            Page 2 of 7 Pages
---------------------------------- ----------------- ---------------------------

--------- ----------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   FLEMING US DISCOVERY FUND III, L.P.
--------- ----------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /x/
                                                                       (b) / /

--------- ----------------------------------------------------------------------
  3       SEC USE ONLY


--------- ----------------------------------------------------------------------
  4       SOURCE OF FUNDS*

                   WC
--------- ----------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               / /

--------- ----------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7     SOLE VOTING POWER

    NUMBER OF                        5,104,079

     SHARES        ------- ----------------------------------------------------
                     8     SHARED VOTING POWER*
  BENEFICIALLY
                                    0
    OWNED BY       ------- ----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
      EACH
                                    5,104,079
    REPORTING      ------- ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
   PERSON WITH
                                            0
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,104,079
--------- ----------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /
--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.53%
--------- ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

                   PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------- ----------------- ---------------------------
  CUSIP No.  45256B101                    13D            Page 3 of 7 Pages
---------------------------------- ----------------- ---------------------------

--------- ----------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------- ----------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/
                                                                        (b) / /
--------- ----------------------------------------------------------------------
  3       SEC USE ONLY


--------- ----------------------------------------------------------------------
  4       SOURCE OF FUNDS*

                   WC
--------- ----------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               / /
--------- ----------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   BERMUDA
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7     SOLE VOTING POWER

   NUMBER OF                         818,319

     SHARES         ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
 BENEFICIALLY
                                     0
   OWNED BY         ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     EACH
                                     818,319
   REPORTING        ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
  PERSON WITH
                                     0
--------- ----------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   818,319
--------- ----------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.53%
--------- ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

                   PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 8 to the Statement on Schedule 13D originally filed on March 12, 1999, as amended by Amendment No. 1 thereto filed on July 15, 1999, Amendment No. 2 thereto filed on December 27, 1999, Amendment No. 3 filed on May 12, 2000, Amendment No. 4 thereto filed on December 20, 2000, Amendment No. 5 filed on February 14, 2001, Amendment No. 6 filed on July 20, 2001, Amendment No. 7 filed on June 25, 2003 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"), amends and restates Items 1, 2, 3, 4 and 5 and Appendices 1 and 2, and supplements Items 6 and 7. The information contained in Item 5 is being amended to reflect the acquisition of additional shares of Common Stock pursuant to the cashless exercise of warrants and the conversion of convertible preferred stock into Common Stock.


Item 1.           Security and Issuer

The address of the Issuer's principal executive offices is 30831 Huntwood Avenue, Hayward, California 94544. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 8. Responses to each item below are incorporated by reference into each other item, as applicable.


Item 2.           Identity and Background

This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), a Delaware limited partnership whose principal office is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020 and (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund" and collectively with the US Fund, the "Funds"), a Bermuda limited partnership whose principal office is c/o Bank of Bermuda, Ltd. 6 Front Street, Hamilton HM 11 Bermuda.

US Fund's principal business is to invest in securities with a view to long-term capital appreciation. The general partner of US Fund is Fleming US Discovery Partners, L.P. ("Fleming Partners"), a Delaware limited partnership, whose principal business office is located at the same address as US Fund. Fleming Partners' principal business is to act as the general partner of US Fund and Offshore Fund. The general partner of Fleming Partners is Fleming US Discovery, LLC ("Discovery"), a Delaware limited liability company whose principal office is located at the same address as US Fund. Discovery's principal business is to act as the sole general partner of Fleming Partners. A Board of Managers consisting of five members manages Discovery. Set forth on Appendix 1 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each member of the Board of Managers and Committees of Discovery.

Effective September 30, 2001, JPMP Capital Corp. ("JPMP Capital"), a New York corporation purchased Robert Fleming Inc.'s interests as the controlling member of Discovery and the sole limited partner of Fleming Partners pursuant to that certain assignment and assumption agreement. As a result thereof, JPMP Capital has the right to appoint three of the five members of the Board of Managers of Discovery. JPMP Capital's principal place office is located at the same address as US Fund. JPMP Capital is engaged in the venture capital and leveraged buyout business. Set forth on Appendix 2 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital.

JPMP Capital is a wholly-owned subsidiary of J.P. Morgan Chase & Co. ("JP Morgan Chase"), a Delaware corporation which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Appendix 3 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

The Offshore Fund's principal business is to invest in securities with a view to long-term capital appreciation. The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"), a company organized in Bermuda. Fleming Bermuda's principal business office address is located at the same address as the Offshore Fund. Fleming Bermuda's principal business is to serve as a general partner of the Offshore Fund.

During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

No changes.

Item 4.           Purposes of Transactions

The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additions shares of common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

Item 5.           Interest in Securities of the Issuer

As of the date hereof, the US Fund holds 5,104,079 shares of Common Stock (the "US Fund Common Stock").

As of the date hereof, the Offshore Fund holds 818,319 shares of Common Stock (the "Offshore Fund Common Stock").

As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock and the Offshore Fund Common Stock. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock and the Offshore Fund Common Stock. As a controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital may be deemed to beneficially own the US Fund Common Stock and the Offshore Fund Common Stock. JPMP Capital is a wholly-owned subsidiary of JP Morgan Chase. Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), JP Morgan Chase may be deemed to beneficially own the US Fund Common Stock and the Offshore Fund Common Stock. Each of Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned 11.05% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 53,585,313 shares of Common Stock reported outstanding as of October 31, 2003 by the Issuer on its Annual Report on Form 10-Q filed with the SEC on November 11, 2003 and (ii) the US Fund Common Stock and the Offshore Fund Common Stock (5,922,398).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference.

(c) On January 30, 2004, the Funds sent a conversion notice to the Issuer requesting that all shares of Series 2 Convertible Preferred Stock held by the Funds be converted into Common Stock. The US Fund had owned 64,637 shares of Series 2 Convertible Preferred Stock which converted into 1,292,740 shares of Common Stock and the Offshore Fund had owned 10,363 shares of Series 2 Convertible Preferred Stock which converted into 207,260 shares of Common Stock.

On February 19, 2004, the Funds sent an exercise notice to the Issuer requesting that the warrants to acquire Common Stock held by the Funds be exercised in a cashless transaction. The US Fund held a warrant to acquire 538,662 shares of Common Stock at an exercise price of $4.00 per share. Upon a cashless exercise, this warrant converted into 437,059 shares of Common Stock. The US Fund also held a second warrant to acquire 41,011 shares of Common Stock at an exercise price of $7.421 per share. Upon a cashless exercise, this warrant converted into 27,090 shares of Common Stock. The Offshore Fund held a warrant to acquire 86,338 shares of Common Stock at an exercise price of $4.00 per share. Upon a cashless exercise, this warrant converted into 70,053 shares of Common Stock. The Offshore Fund also held a warrant to acquire 6,591 shares of Common Stock at an exercise price of $7.421 per share. Upon a cashless exercise, this warrant converted into 4,354 shares of Common Stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  No changes.

Item 7.           Materials to Be Filed as Exhibits

         The following additional material is filed as an Exhibit to this Amendment No. 8:

         Appendix 1- Information About Fleming US Discovery, LLC Required by
                     Item 2

         Appendix 2- Information About JPMP Capital Corp. Required by Item 2

         Appendix 3- Information About JP Morgan Chase & Co. Required by Item 2

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 22, 2004

                  FLEMING US DISCOVERY FUND III, L.P.

                  By: Fleming US Discovery Partners, L.P., its general partner
                       By: Fleming US Discovery, LLC, its general partner

                                   By:   /s/ Richard D. Waters, Jr.
                                       -------------------------------
                                       Richard D. Waters, Jr., Manager

                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                                   By: Fleming US Discovery Partners, L.P,
                                       its general partner
                                   By: Fleming US Discovery, LLC,
                                       its general partner

                                   By:   /s/ Richard D. Waters, Jr.
                                       -------------------------------
                                       Richard D. Waters, Jr., Manager

                                                                      Appendix 1

             MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC (1)


BOARD OF MANAGERS

           Robert L. Burr (2)
           Christopher M.V. Jones (3)
           Stephen Oppenheimer (4)
           Faith Rosenfeld (4)
           Richard D. Waters, Jr. (4)

EXECUTIVE COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Stephen Oppenheimer
           Faith Rosenfeld
           Richard D. Waters, Jr.

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Stephen Oppenheimer
           Faith Rosenfeld
           Richard D. Waters, Jr.

--------------------------
1 Each of the natural persons listed as a manager or committee member of Fleming US Discovery, LLC is a United States citizen, other than Christopher M.V. Jones, who is a United Kingdom citizen.

2 Business address is 1221 Avenue of the Americas, 40th Floor, New York, NY
10020.

3 Business address is 522 Fifth Avenue, New York, NY 10036.

4 Business address is 1221 Avenue of the Americas, 39th Floor, New York, NY
10020.

                                                                      Appendix 2

                               JPMP Capital Corp.

             Executive Officers and Directors of JPMP Capital Corp.

                             Executive Officers (1)

President                                             Jeffrey C. Walker*
Chief Investment Officer                              Arnold L. Chavkin*
Managing Director                                     Dr. Dana Beth Ardi
Managing Director                                     Christopher C. Behrens*
Managing Director                                     Julie Casella-Esposito*
Managing Director                                     Rodney A. Ferguson*
Managing Director                                     Cornell P. French*
Managing Director                                     Michael R. Hannon*
Managing Director                                     Alfredo Irigoin*
Managing Director                                     Andrew Kahn*
Managing Director                                     Jonathan R. Lynch*
Managing Director                                     Stephen P. Murray*
Managing Director                                     Timothy Purcell*
Managing Director                                     Faith Rosenfeld*
Managing Director                                     Shahan D. Soghikian*
Managing Director                                     Timothy J. Walsh*
Managing Director                                     Richard D. Waters, Jr. *



                                 Directors (1)

                           William B. Harrison, Jr.**
                               Jeffrey C. Walker*


1 Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      Appendix 3

                             J.P. MORGAN CHASE & CO.

            Executive Officers and Directors of JPMorgan Chase & Co.

                             Executive Officers (1)


  Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
  Vice Chairman                                                              David A. Coulter*
  Vice Chairman                                                              Thomas B. Ketchum*
  Vice Chairman                                                              Donald H. Layton*
  Vice Chairman                                                              Jeffrey C. Walker**
  Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
  Executive Officer                                                          Donald H. McCree III*
  Executive Vice President; Chief Financial Officer                          Dina Dublon*
  Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
  General Counsel                                                            William H. McDavid*
  Director of Human Resources                                                John J. Farrell*
  Director of Corporate Marketing and Communications                         Frederick W. Hill*
  Controller                                                                 Joseph L. Scalfani*


                                  Directors (1)

                             Principal Occupation or Employment;
 Name                        Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer            Retired Chairman of the Board and
                             Chief Executive Officer
                             Deere & Company
                             One John Deere Place
                             Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel            Chairman and Chief Executive Officer
                             Bechtel Group, Inc.
                             P.O. Box 193965
                             San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.       President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs               Former Chairman and Chief Executive Officer
                             TIAA-CREF
                             730 Third Avenue
                             25th Floor
                             New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy         Chairman of the Board
                             Honeywell International
                             P.O. Box 3000
                             Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

--------------------------------
1        Each of whom is a United States citizen.
*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                               Principal Occupation or Employment;
 Name                          Business or Residence Address
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------